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EXHIBIT 99.2

Press Release dated February 5, 2013

News Release

FOR IMMEDIATE RELEASE

All financial information, unless otherwise noted, is unaudited, in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain financial measures in this news release — namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs — are not prescribed by GAAP. See the Non-GAAP Financial Measures section of this news release. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Suncor Energy reports 2012 fourth quarter results

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  Operating earnings of $1.000 billion ($0.65 per common share) and a net loss of $562 million ($0.37 per common share). Net loss includes an after-tax impairment charge of $1.487 billion for the Voyageur upgrader project.
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  Cash flow from operations of $2.235 billion ($1.46 per common share).
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  Average Oil Sands segment production of 378,700 barrels per day (bbls/d). Total average production of 556,500 barrels of oil equivalent per day (boe/d).
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  Refining and Marketing caps record year for earnings and cash flow from operations, benefiting from lower feedstock cost from Suncor's Oil Sands operations.
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  Sanction of the Hebron project offshore Newfoundland and Labrador.
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  Firebag complex achieves 72% production growth from the fourth quarter of 2011. Stage 4 final project costs anticipated to be approximately 15% below budget.

Calgary, Alberta (Feb. 5, 2013) — Suncor Energy Inc. recorded fourth quarter 2012 operating earnings of $1.000 billion ($0.65 per common share), compared to $1.427 billion ($0.91 per common share) for the fourth quarter of 2011. The decrease in operating earnings compared to the fourth quarter of 2011 was due primarily to lower average price realizations in Oil Sands, a product mix for Oil Sands that included a lower proportion of sweet synthetic crude oil (SCO), and lower production from offshore assets completing planned maintenance. Suncor continued to absorb much of the impact of lower price realizations in the Oil Sands through its integration with its inland refineries that benefited from lower feedstock costs.

Cash flow from operations was $2.235 billion ($1.46 per common share) for the fourth quarter of 2012, compared to $2.650 billion ($1.69 per common share) for the fourth quarter of 2011. Cash flow from operations decreased due primarily to the same factors affecting operating earnings.

The net loss was $562 million ($0.37 per common share) for the fourth quarter of 2012, compared with net earnings of $1.427 billion ($0.91 per common share) for the fourth quarter of 2011. The net loss included an after-tax impairment charge of $1.487 billion for the Voyageur upgrader project. Return on capital employed (ROCE) (excluding major projects in progress) for the twelve months ended December 31, 2012 was 7.3%, compared to 13.8% for the twelve months ended December 31, 2011. The impairment of the Voyageur upgrader project impacted ROCE by approximately 4%.

"Our integrated model combined with our focus on operational excellence continues to add value to Suncor," said Steve Williams, Suncor president and chief executive officer. "First, our ability to capture margins through the integration of our oil sands feedstock to our inland refineries contributed significantly to generating close to $10 billion in cash flow from operations in 2012. Second, we have increased nameplate capacity of our Edmonton refinery by 5,000 barrels per day due to our focus on operational excellence. And finally, we've seen record oil sands production for the year while at the same time, our dedication to managing costs is anticipated to result in a capital savings on Firebag Stage 4 of approximately 15%."

Suncor's total upstream production during the fourth quarter of 2012 averaged 556,500 boe/d, compared to 576,500 boe/d during the fourth quarter of 2011.

Oil Sands production (excluding Suncor's proportionate share of production from Syncrude) contributed an average of 342,800 bbls/d in the fourth quarter of 2012, compared with fourth quarter 2011 production of 326,500 bbls/d. The increase in Oil Sands production was primarily due to the ramp up of production from the Firebag complex, partially offset by the impacts of planned and unplanned maintenance at upgrading facilities. At Firebag, average bitumen production increased to 123,400 bbls/d in the fourth quarter of 2012 from 113,000 bbls/d in the third quarter of 2012 and 71,700 bbls/d in the fourth quarter of 2011.

Cash operating costs for Oil Sands operations averaged $38.00/bbl in the fourth quarter of 2012, compared to $39.00/bbl in the fourth quarter of 2011. Cash operating costs per barrel were lower due to higher production volumes from the ramp up of Firebag volumes and consistent total cash operating costs, as compared to the fourth quarter of 2011.

Suncor's proportionate share of production from Syncrude contributed an average of 35,900 bbls/d of production during the fourth quarter of 2012, compared to 30,300 bbls/d in the fourth quarter of 2011.

The Exploration and Production segment contributed production of 177,800 boe/d in the fourth quarter of 2012, compared with production of 219,700 boe/d in the fourth quarter of 2011. The decrease was primarily due to planned maintenance events at Buzzard and Terra Nova, which were completed in the fourth quarter of 2012, and subsequent delays ramping up production, the ongoing suspension of the company's operations in Syria as a result of political unrest and international sanctions, and production declines in North America Onshore, partially offset by the restart of operations in Libya.

"Although we are pleased with our underlying cost discipline and performance trends," added Williams, "we know there are areas we need to improve. Our reliability at our oil sands upgraders and the delays associated with our Terra Nova planned maintenance were disappointing. However, we remain committed to a relentless focus on operational excellence to improve performance."

In the company's downstream Refining and Marketing segment, total refined product sales averaged 87,000 cubic metres per day during the fourth quarter of 2012, compared to 81,600 cubic metres per day in the fourth quarter of 2011. This increase was due primarily to lower production in the fourth quarter of 2011 resulting from third-party hydrogen supply issues at the Edmonton refinery. Results for the segment continued to be strong, reflecting lower feedstock costs for Suncor's inland refineries and strong refinery utilization. Effective January 1, 2013, Suncor increased the nameplate capacity of the Edmonton refinery to 140,000 bbls/d from 135,000 bbls/d, due to demonstrated reliability and continuous improvement in operating efficiency.

Strategy and Operational Update

The company announced a $7.3 billion capital and exploration budget for 2013. Approximately $3.3 billion of this capital is expected to be directed towards growth projects, with a continued focus on capital discipline and the execution of high return projects. Approximately half of Suncor's growth capital is earmarked for advancing projects in the Exploration and Production segment, including Hebron, Golden Eagle, and development drilling and facilities at other East Coast Canada assets. Growth capital plans in the Oil Sands are balanced between advancing development plans for Oil Sands Ventures, building new infrastructure to enhance marketing flexibility and takeaway capacity, and commencing work on a variety of debottlenecking projects. Growth capital in the Refining and Marketing segment is expected to be focused on projects to prepare the Montreal refinery to receive shipments of western crude feedstock.

As previously announced, Suncor has been working with its respective partners to undertake detailed reviews of each of its planned Oil Sands Ventures growth projects, focusing on cost and quality with a view to generating long-term value for shareholders.

With respect to the Fort Hills mining project, the partners expect a sanction decision to occur in the second half of 2013. Suncor plans to provide an update on the targeted timing for a sanction decision on the Joslyn project when available.

Suncor's view is that the economic outlook for the Voyageur upgrader project is challenged. Suncor and its partner continue to work diligently towards determining an outcome for the project. The partners have been considering options for the project, including the implications of cancellation or indefinite deferral.

No formal decisions regarding the project have been made and the partners continue to work toward a decision by the end of the first quarter of 2013. The Voyageur upgrader project cannot be sanctioned to proceed without the approval of both partners and in the case of Suncor, Suncor's board of directors. In the interim, Suncor and its partner have agreed to minimize expenditures on the project pending a decision.

Given the challenging economic outlook for the Voyageur upgrader project, at the end of the fourth quarter of 2012, the company performed an impairment test. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion, after which the company's carrying value for net assets relating to the Voyageur upgrader project as at December 31, 2012 was approximately $345 million.

At In Situ, the company commissioned the Firebag Stage 4 cogeneration units in the fourth quarter ahead of schedule, and is currently injecting steam into both well pads for Stage 4. Stage 4 continued to progress as the company achieved first oil from Stage 4 wells late in the fourth quarter of 2012. Stage 4 central processing facilities operated at 10% capacity throughout the quarter. The project is nearly complete and expected to come in approximately 15% under the most recent budget estimate of $2.0 billion. The company anticipates that bitumen production from the Firebag complex will continue to grow during 2013 and reach production capacity of approximately 180,000 bbls/d over the next year.

New assets were brought into service to support Oil Sands operations during the quarter: the Wood Buffalo pipeline, which connects the company's Athabasca terminal at the base plant in Fort McMurray to other third-party pipeline infrastructure in Cheecham, Alberta, and the first two of four new storage tanks in Hardisty, Alberta, which will connect to the Enbridge mainline pipeline in 2013.

"During the quarter we made good progress by constructing new infrastructure to enhance the takeaway capacity and marketing flexibility of our oil sands operations," said Williams. "These developments, coupled with our integrated model, put Suncor in an advantaged position as the industry works to address the challenges of moving oil sands crudes out of Alberta."

In the company's East Coast Canada operations, the company and the joint owners of Hebron announced project sanction in the fourth quarter of 2012; Suncor has a 22.729% interest in Hebron. The development plan includes a concrete gravity-based structure supporting an integrated topside deck to be used for production, drilling and accommodations. The estimated gross oil production capacity for Hebron is 150,000 bbls/d. Suncor's share of the project cost estimate provided by the project operator is approximately $3.2 billion. First oil is expected in late 2017. At Terra Nova, production from the largest of three drill centres resumed following the completion of the dockside maintenance program earlier in the year. The second drill centre was connected in January and is currently being commissioned. The third drill centre is expected to be reconnected in the third quarter of 2013, when damaged flow lines can be replaced. Despite the impact on production, the company currently expects to meet guidance.

In the company's International operations, although planned maintenance at Buzzard was completed in late October, the restart of production was delayed by power supply interruptions; however, production exiting 2012 was over 60,000 boe/d, which exceeded production rates prior to planned maintenance. In Libya, Suncor is currently working to restart exploration drilling in the first quarter of 2013. Production from Libya averaged 44,400 bbls/d during the fourth quarter of 2012, the highest level since the merger with Petro-Canada in 2009. Although Suncor's operations in Syria remain suspended, the company received $300 million of risk mitigation proceeds related to its Syrian assets during the quarter. The proceeds are subject to a provisional repayment should operations in Syria resume and, therefore, are recognized as a liability. As a result, Suncor reversed $177 million of the impairment charges it recorded against its assets in Syria earlier in the year.

In the company's North America Onshore operations, new wells in the Cardium oil formation in Western Canada were tied in and began producing in December 2012.

Suncor continued to return cash to shareholders through dividends and share repurchases. The company repurchased $408 million of its common shares in the fourth quarter of 2012, and returned more than $2.0 billion to shareholders through share repurchases and dividends in 2012.

Other Items

In January 2013, the company received a proposal letter from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. The company strongly disagrees with the CRA's position and will respond to the proposal letter; however, the CRA may proceed to issue a notice of reassessment (NOR) to increase the amount payable by approximately $1.2 billion. The company firmly believes it will be able to successfully defend its original filing position so that ultimately no increased income tax payable will result from the CRA's actions. However, notwithstanding the filing of an objection to dispute this matter, the company would be required to make a minimum payment of 50% of the amount payable under the NOR, estimated to be $600 million, which would remain on account until the dispute is resolved.

Suncor, effective as of December 27, 2012, amended and restated its Dividend Reinvestment and Optional Common Share Purchase Plan (the "Plan"). The Plan permits registered holders of common shares ("Common Shares") of Suncor who reside in Canada or the U.S. to have the dividends they receive on their Common Shares reinvested in additional Common Shares, in lieu of receiving their dividends in cash. In addition, participants enrolled in the Plan have the opportunity to make optional cash payments under the Plan towards the purchase of additional Common Shares. Full details of the amended and restatement Plan can be found on Computershare Trust Company of Canada's website at www.computershare.com.

Corporate Guidance

Suncor has revised the corporate guidance it previously issued on December 3, 2012. Effective January 1, 2013, Suncor increased the nameplate capacity of the Edmonton refinery to 140,000 bbls/d from 135,000 bbls/d, due to demonstrated reliability and continuous improvements in operating efficiency. As a result, Suncor revised the company's guidance to reflect a decrease in refinery utilization. Guidance for refinery throughput was not revised.

For further details regarding Suncor's 2013 revised corporate guidance, including certain outlook assumptions and other information, see www.suncor.com/guidance.

Non-GAAP Financial Measures

All financial information, unless otherwise noted, has been prepared in accordance with Canadian GAAP, specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS).

Certain financial measures in this news release — namely operating earnings, cash flow from operations, ROCE and Oil Sands cash operating costs — are not prescribed by Canadian GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of Suncor's Q4 2012 Report to Shareholders dated February 5, 2013 (the "Report to Shareholders") and reconciled to GAAP measures respectively in the Consolidated Financial Information and the Segment Results and Analysis — Oil Sands section of the Report to Shareholders. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Report to Shareholders.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates;

the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expected", "guidance", "plans", "outlook", "continue", "focus", "could", "potentially" and similar expressions.

Forward-looking statements in this news release include references to the following expectations and plans: Suncor's $7.3 billion capital and exploration budget for 2013; with respect to the Fort Hills mining project, a decision around sanction will be made by the partners in the second half of 2013; Suncor and its partner will work towards a decision on the Voyageur upgrader project by the end of the first quarter of 2013; the economic outlook for the Voyageur upgrader project is challenged; the Firebag project will come in 15% under budget and bitumen production from the Firebag complex will reach production capacity of 180,000 bbls/d over the next year; the first two of four new storage tanks in Hardisty, Alberta will connect to the Enbridge mainline pipeline in 2013; Suncor's share of capital for the Hebron project will be approximately $3.2 billion, the estimated gross oil production capacity for Hebron will be 150,000 bbls/d and that first oil is expected in late 2017; the third drill centre for Terra Nova is expected to be reconnected in the third quarter of 2013, when damaged flowlines can be replaced; the company's assessment of asset impairment in Syria and for its Voyageur upgrader; and Suncor will be able to successfully defend its original filing position relating to the Buzzard derivative contracts and that no increased income tax payable ultimately should result from CRA's actions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyber terrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The Report to Shareholders and Suncor's Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's premier integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

A full copy of the Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com or by calling 1-800-558-9071 toll-free in North America.

To listen to the conference call discussing Suncor's fourth quarter results, visit www.suncor.com/webcasts.

Investor inquiries:
800-558-9071
invest@suncor.com

Media inquiries:
403-296-4000
media@suncor.com

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  EXHIBIT 99.2
Press Release dated February 5, 2013